Exhibit 99.2

MADRID 2026 ESMO congress

Initial Results With IMA402, a PRAME-Targeted T-cell Receptor (TCR)-based Bispecific T-cell Engager (TCER) in Advanced Solid Tumors

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Dirk Schadendorf[1], Jessica C. Hassel[2], Philipp Harter[3], Ralf Gutzmer[4], Mathilde Jalving[5], Lisa Zimmer[6], Yenny Angela[4], Daniel Heudobler[7], Frederik Marmé[8], Brigitte Rack[9], Tim Schutte[10], Silvia Spoerl[11], Gertraud Stocker[12], Giovanna Fiore[13], Kerstin Guenther[13], Sarah Missel[13], Olga Veremchuk[13], Cedrik M. Britten[13], Carsten Reinhardt[13], Martin Wermke[14]

[1]Clinic for Dermatology, University Hospital Essen, Essen, Germany; [2]University Hospital Heidelberg, Department of Dermatology, Heidelberg, Germany; [3]Kliniken Essen Mitte, Department of Gynecology and Gynecologic Oncology, Essen, Germany; [4]Department of Dermatology, Johannes Wesling Medical Center Minden, Ruhr University Bochum, Minden, Germany; [5]Department of Medical Oncology, University Medical Centre Groningen, Groningen, The Netherlands; [6]Dermatology, University of Duisburg-Essen, Essen, Germany; [7]Department of Internal Medicine III, Hematology and Oncology, University Hospital Regensburg, Regensburg, Germany; [8]University Medical Center Mannheim, Medical Faculty Mannheim, Heidelberg University, Mannheim, Germany; [9]Department of Gynecology and Obstetrics, Ulm University Hospital, Ulm, Germany; [10]Department of Medical Oncology, The Netherlands Cancer Institute, Amsterdam, The Netherlands; [11]Department of Internal Medicine-Haematology and Oncology, University Hospital Erlangen, Friedrich-Alexander-University Erlangen-Nürnberg (FAU), Erlangen, Germany; [12]Department of Oncology, Gastroenterology, Hepatology, and Pulmonology, University of Leipzig Medical Center, Leipzig, Germany; [13]Immatics Biotechnologies GmbH, Tuebingen, Germany; [14]TU Dresden, Carl-Gustav-Carus Faculty of Medicine, NCT/UCC Early Clinical Trial Unit, Dresden, Germany

Prof. Dr. Dirk Schadendorf

Rapid Oral Presentation

Abstract #8465

ESMO

Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. 2 Declaration of Interests Advisory board, consulting, speaker’s honoraria: AstraZeneca, BioAlta , BioNTech, BMS, Boehringer Ingelheim, Daiichi Sankyo, EeBeTe , Formycon , ImCheck , Immatics , Immunocore, IOBioTech , Iovance , Ipsen, Merck - Serono, Moderna, MSD, Neracare , Novartis, Philogen , Pierre Fabre, Regeneron, Replimune , SkylineDx Research funding: BMS, MSD Prof. Dr. Dirk Schadendorf ; Abstract #8465

3 Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. Indication Cutaneous Melanoma Endometrioid Endometrial Carcinoma Uterine Carcinosarcoma Synovial Sarcoma Acral Melanoma Uveal Melanoma Mucosal Melanoma Endometrial Clear Cell Carcinoma Endometrial Serous Carcinoma Ovarian Serous Cystadenocarcinoma Ovarian Clear Cell Carcinoma Ovarian Endometrioid Carcinoma Head and Neck Salivary Duct Carcinoma Adenoid Cystic Carcinoma Neuroblastoma Malignant Rhabdoid Tumor Wilms Tumor (Nephroblastoma) Squamous Cell NSCLC Triple Negative Breast Carcinoma (TNBC) Cervical Adenosquamous Cell Carcinoma Large Cell Neuroendocrine Lung Carcinoma (LCNEC) Basal Cell Carcinoma Mucoepidermoid Carcinoma Large Cell Lung Carcinoma (LCLC) Spindle Cell Melanoma Testicular Germ Cell Tumor (Seminoma and Non - Seminoma) Myxoid Liposarcoma Angiosarcoma Small Cell Lung Cancer (SCLC) Esophageal Small Cell Carcinoma Cutaneous Squamous Cell Carcinoma Thymoma Merkel Cell Carcinoma Endometrial Sarcoma Esophageal Squamous Carcinoma Esophageal Adenosquamous Carcinoma Kidney Renal Papillary Cell Carcinoma Malignant Peripheral Nerve Sheath Tumor (MPNST) Cholangiocarcinoma Cervical Adenocarcinoma Head and Neck Salivary Gland Carcinoma Osteosarcoma HER2 - Enriched Breast Carcinoma Embryonal Rhabdomyosarcoma Adenosquamous NSCLC Diffuse Large B - cell Lymphoma (DLBCL) Sarcomatoid Carcinoma of the Lung Adenocarcinoma NSCLC Head and Neck Squamous Cell Carcinoma (HNSCC) Alveolar Rhabdomyosarcoma Ovarian Mucinous Carcinoma Adrenocortical Carcinoma Kidney Renal Clear Cell Carcinoma Hepatocellular Carcinoma Bladder Urothelial Carcinoma Cervical Squamous Cell Carcinoma Non - Squamous Anal Carcinoma Pancreatic Neuroendocrine Adenocarcinoma Prostate Neuroendocrine Adenocarcinoma Liposarcoma Undifferentiated Pleomorphic Sarcoma Acute Myeloid Leukemia (AML) Ewing Sarcoma Ovarian Leiomyosarcoma Breast Carcinoma, Luminal A Breast Carcinoma, Luminal B Squamous Anal Carcinoma Stomach Adenocarcinoma Esophageal Adenocarcinoma Fibrosarcoma Anaplastic Thyroid Carcinoma (…) IMA402 is an Optimized T - cell Engager (TCER) Designed to Target PRAME a Half - life calculated by non compartmental analysis (NCA). b Data on file: PRAME target prevalence is based on a proprietary mass spec - guided initial expression threshold applied to RNAseq and/or immunohistochemistry data (approximate values, values between 95% - 100% shown as 95%). NSCLC, non - small cell lung cancer; pHLA , peptide - human leukocyte antigen; PRAME, preferentially expressed antigen in melanoma; q2w, every 2 weeks; TCR, T - cell receptor . 1. Hofmann M, et al. mAbs . 2026;18(1):1 - 24. ≥95% ≥10 % PRAME prevalence in selected indications % PRAME+ patients b Indication 95% Cutaneous Melanoma 95% Uterine Carcinoma 95% Uterine Carcinosarcoma 95% Synovial Sarcoma 90% Uveal Melanoma 90% Mucosal Melanoma 85% Ovarian Carcinoma Subtypes 70% Squamous Cell NSCLC 65% Triple - negative Breast Carcinoma 45% Small Cell Lung Cancer 45% Esophageal Carcinoma Subtype 40% Kidney Carcinoma Subtype 35% Cholangiocarcinoma 30% HER2 - Enriched Breast Carcinoma 25% Adenocarcinoma NSCLC 25% Head & Neck Squamous Cell Carcinoma 20% Hepatocellular Carcinoma 20% Bladder Carcinoma Improved benefit - risk profile with half - life extension 1 PRAME is expressed in more than 50 cancers Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. CD3/TCR Activated T cell Tumor Cell PRAME IMA402 x Antitumor Activity High - affinity and specificity TCR domain targeting PRAME pHLA molecules x Antibody - like format with half - life extension Long half - life of >1 week a allows for q2w or longer dosing intervals x Optimized tolerability Low - affinity T - cell recruiter against CD3/TCR allows higher dosing Prof. Dr. Dirk Schadendorf ; Abstract #8465

IMA402-101 Study Design

Key Objectives

Primary:
- Determine MTD and/or RP2D
- Assess safety and tolerability

Secondary:
- Evaluate initial antitumor activity (RECIST 1.1 and iRECIST)
- Assess pharmacokinetics

Key Eligibility Criteria

- **Recurrent and/or refractory solid tumors expressing PRAME**[a]
- No prospective PRAME testing required
- HLA-A*02:01 positive
- ECOG performance status 0-1
- Received or not eligible for all available indicated standard of care treatments

Phase 1

- MABEL-based starting dose
- Dose escalation based on cohorts of 1-6 patients using adaptive design (BLRM model)
- MTD not reached per adaptive BLRM model
- q1w step dosing (3 doses) up to target dose[b]
- q2w dosing from week 7 introduced post data cutoff based on favorable pharmacokinetics
- IMA402 RP2D range: 10-45 mg

IMA402 Monotherapy	IMA402 + Pembrolizumab
0.02 mg	
0.06 mg	
0.12 mg	
0.36 mg	
0.8 mg	
1.6 mg	
3 mg	
4 mg	
5 mg	5 mg + pembrolizumab
8 mg	
10 mg	10 mg + pembrolizumab
12 mg	
20 mg	20 mg + pembrolizumab
30 mg	30 mg + pembrolizumab
45 mg[c]	

Efficacy Population[d] *(n=40)* (10–45 mg doses)

Safety Population (N=126) (all doses)

EudraCT No. 2022-503133-54-00; NCT05958121. [a] Cutaneous melanoma, melanoma of unknown primary, uveal melanoma, synovial sarcoma, endometrial carcinoma, ovarian carcinoma, squamous non-small cell lung cancer. [b] Step dosing introduced at 0.36 mg, optimized step dosing: 0.03 mg/0.3 mg/10 mg/target dose, low-dose dexamethasone used as preventive measure for initial doses as applied for other bispecific T-cell engagers; ability to increase dose to previously cleared dose levels. [c] Exploratory high dose in n=5. [d] Efficacy population: All patients treated within the RP2D range as of Mar 1, 2026 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive for PRAME, received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/10 mg, and 1 target dose), and had LDH ≤1.5xULN.
BLRM, Bayesian logistic regression model; ECOG, Eastern Cooperative Oncology Group; MABEL, minimum anticipated biological effect level; MTD, maximum tolerated dose; q1w, every week; q2w, every 2 weeks; RP2D, recommended phase 2 dose.

Data cutoff Jun 1, 2026

Prof. Dr. Dirk Schadendorf; Abstract #8465

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MADRID 2026 ESMO congress
4

Demographics: Heavily Pretreated Patient Population

Baseline Characteristics	Safety Population N=126	Efficacy Population n=40
Indication, n		
Melanoma - cutaneous, uveal, unknown primary	78 - 62, 13, 3	27 - 26, 1, 0
Ovarian cancer	31	8
Other - endometrial cancer, sqNSCLC, synovial sarcoma	17 - 7, 6, 4	5 - 2, 2, 1
Age		
Median (range)	60 (21-82)	59 (29-77)
ECOG performance status		
0, n (%)	78 (62)	25 (63)
1, n (%)	48 (38)	15 (38)
LDH at baseline		
>1xULN, n (%)	57 (45)	10 (25)
Baseline tumor burden		
Median target lesion sum of diameter (cm) (range)	7.4 (1.2-39.8)	7.9 (1.5-19.4)
Tumor lesions		
Number of lesions, median (range)	4 (1-15)	4 (2-10)
Liver metastases, n (%)	44 (35)	11 (28)
Brain metastases, n (%)	7 (6)	3 (8)
Treatment Experience		
No. of prior lines of systemic treatment		
Median (range)	3 (0-7)	3 (0-6)
Prior systemic treatments, n (%)		
Chemotherapy	60 (48)	19 (48)
ICI	89 (71)	31 (78)
Targeted therapy	60 (48)	18 (45)

Data cutoff Jun 1, 2026

ECOG, Eastern Cooperative Oncology Group; ICI, immune checkpoint inhibitor; LDH, lactate dehydrogenase; sqNSCLC, squamous non-small cell lung cancer; ULN, upper limit of normal.

Prof. Dr. Dirk Schadendorf; Abstract #8465

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MADRID 2026 ESMO congress
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Safety Profile Across All Indications and Dose Levels (N=126)

Treatment-related AEs, n (%)[a]	All Grades	≥ Grade 3
Lymphopenia	56 (44)	44 (35)
Cytokine release syndrome	46 (37)	2 (2)
Arthralgia	42 (33)	2 (2)
Fatigue	32 (25)	1 (1)
ALT/AST increased	23 (18)	10 (8)
Pruritus	18 (14)	0
Pyrexia	18 (14)	0
Anaemia	17 (13)	4 (3)
Myalgia	17 (13)	1 (1)
Rash	16 (13)	0
Gamma-glutamyltransferase increased	12 (10)	4 (3)
Nausea	10 (8)	1 (1)
Erythema	10 (8)	0
Lipase increased	9 (7)	4 (3)
Diarrhoea	9 (7)	0
Abdominal pain	9 (7)	1 (1)
Hypertension	4 (3)	3 (2)
Leukopenia	4 (3)	1 (1)
Vomiting	4 (3)	1 (1)
Blood creatinine increased	3 (2)	1 (1)
Tumour pain	3 (2)	1 (1)
Neutropenia	2 (2)	2 (2)
Back pain	2 (2)	1 (1)
Pancreatitis	2 (2)	1 (1)
Stomatitis	2 (2)	1 (1)
Urinary tract disorder	2 (2)	1 (1)
Acute kidney injury	1 (1)	1 (1)
Electrocardiogram abnormal	1 (1)	1 (1)
Herpes zoster	1 (1)	1 (1)
Immune-mediated arthritis	1 (1)	1 (1)
Liver function test increased	1 (1)	1 (1)
Tumour lysis syndrome	1 (1)	1 (1)

Treatment-emergent AEs, n (%)	All Grades	≥ Grade 3
Any	125 (99)	81 (64)
Treatment-related	120 (95)	65 (52)

- **Most frequent** related AEs were:
  - Transient lymphopenia (resolved within a median of 5d)
  - Low-grade CRS
    - One CRS G4 event at 0.08 mg starting dose only; no further CRS G4 events after step dose optimization
    - One CRS G3 event at 0.03 mg starting dose only, completely resolved within 7d
- **No ICANS** observed
- **No** IMA402-related G5 events

No additive toxicity was observed in patients treated with IMA402 + pembrolizumab (see appendix)

[a] TRAEs: All treatment-emergent adverse events at least possibly related to IMA402 with grade 1-2 occurring in at least 9 patients (incidence ≥7.1%), and all events with grade ≥3. One uncoded grade 1 AE ("spotting") is not included. Abdominal pain includes "Abdominal Pain" and "Abdominal Pain Upper"; Adverse events are coded using the MedDRA Version 26.0. Grades are determined according to National Cancer Institute CTCAE, version 5.0, except grades for CRS and ICANS which are determined according to Lee et al., 2019; Neelapu et al., 2019 and tumor lysis syndrome which is determined according to Cairo and Bishop, 2004. Patients are counted only once per adverse event.

Data cutoff Jun 1, 2026

AE, adverse event; ALT, alanine aminotransferase; AST, aspartate aminotransferase; CRS, cytokine release syndrome; ICANS, immune effector-cell associated neurotoxicity syndrome; TEAE, treatment-emergent AE; TRAE, treatment-related AE.

Prof. Dr. Dirk Schadendorf; Abstract #8465

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MADRID 2026 ESMO congress
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Efficacy of IMA402 ± Pembrolizumab Across All Indications in the Efficacy Population


Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST 1.1)
BL
PR
IMA402 monotherapy
IMA402 + pembrolizumab
Melanoma[a]
Ovarian cancer
Other indications[b]
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
Ongoing response/ disease control
Ongoing treatment
All Indications (n=40)
cORR 25% (10/40)
DCR (week 6) 63% (25/40)
Confirmed responses in ICI-pretreated melanoma and platinum-pretreated ovarian cancer

[a] Includes cutaneous melanoma and 1 patient with uveal melanoma. [b] Includes endometrial cancer (n=2), sqNSCLC (n=2), and synovial sarcoma (n=1).
BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; DCR, disease control rate; ICI, immune checkpoint inhibitor; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

Data cutoff Jun 1, 2026

Prof. Dr. Dirk Schadendorf; Abstract #8465

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7

Exploratory Analysis of PRAME Levels and Disease Outcome in Efficacy Population

- **IMA402 shows association of higher PRAME levels with improved disease outcomes and tumor reduction**
- **All responders[a] with melanoma are PRAME^{high}**
- **>80%[b] of patients with melanoma are PRAME^{high}**



Tumor Reduction
Efficacy Population All Indications
0.0064#
PRAME mRNA expression relative to threshold
10
5
1
n=40
No
Yes
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
PRAMEhigh: >3x expression level
PRAMElow: 1-3x expression level
PRAME negative: below threshold

[a] PRAME^{low} does not preclude response to IMA402, 1 cPR observed in a patient with PRAME^{low} endometrial cancer below RP2D range; [b] Data on file: PRAME target prevalence is based on in-house (n=136) and TCGA RNAseq (n=473) analysis using proprietary mass spec-guided initial expression threshold.
Mann-Whitney U test. BOR, best overall response; cCR, confirmed complete response; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease; TCGA, The Cancer Genome Atlas.

Data cutoff Jun 1, 2026

Prof. Dr. Dirk Schadendorf; Abstract #8465

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MADRID 2026 ESMO congress
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Patient Disposition


Efficacy Population
n=40
PRAME^{low}
n=9[a]
PRAME^{high}
n=31
Melanoma
n=22
Ovarian Cancer
n=6
Other[b]
n=3
IMA402 Monotherapy
n=20
IMA402 + Pembrolizumab
n=2

- Exploratory analysis in efficacy population based on qPCR expression levels
- All responders[c] with melanoma are PRAME^{high}
- >80%[d] of patients with melanoma are PRAME^{high}

[a] Includes 2 patients treated with IMA402 + pembrolizumab. [b] Other includes endometrial cancer (n=2) and synovial sarcoma (n=1). [c] PRAME^{low} does not preclude response to IMA402, 1 cPR observed in a patient with PRAME^{low} endometrial cancer below RP2D range. [d] Data on file: PRAME target prevalence is based on in-house (n=136) and TCGA RNAseq (n=473) analysis using proprietary mass spec-guided initial expression threshold.
qPCR, quantitative polymerase chain reaction.

Data cutoff Jun 1, 2026

Prof. Dr. Dirk Schadendorf; Abstract #8465

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MADRID 2026 ESMO congress
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Efficacy of IMA402 ± Pembrolizumab by PRAME Expression



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST 1.1)
PRAME[low] (n=9)
PRAME[high] (n=31)
100
75
50
25
0
-25
-50
-75
-100
45
19
15
13
12
9
4
-27
-62
41
35
29
24
21
17
13
9
6
4
4
3
1
0
-7
-10
-11
-17
-22
-25
-44
-51
-60
-65
-68
-70
-77
-81
-84
-100 -100
BL
PR
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
Ongoing response/ disease control
Ongoing treatment
IMA402 monotherapy
IMA402 + pembrolizumab
Melanoma[a]
Ovarian cancer
Other indications[b]

PRAME[high]

	All Indications	Melanoma	Ovarian Cancer
cORR	**32%** (10/31)	32% (7/22)	3/6
DCR (week 6)	65% (20/31)	73% (16/22)	3/6

[a] Includes cutaneous melanoma and one patient with uveal melanoma. [b] Includes endometrial cancer (n=2), sqNSCLC (n=2), and synovial sarcoma (n=1).
BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; DCR, disease control rate; PD, progressive disease; (c)PR, (confirmed) partial response; RP2D, recommended phase 2 dose; SD, stable disease.

Data cutoff Jun 1, 2026

Prof. Dr. Dirk Schadendorf; Abstract #8465

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MADRID 2026 ESMO congress
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Durability of Responses in PRAME^{high} Melanoma

All patients with melanoma in the efficacy population received prior ICI



100
0
-100
Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
BL
PR
n=22
cORR 32% (7/22)
mDOR 12.5 mo
mFU 16.8 mo
0
6
12
18
24
30
Months post First IMA402 Infusion
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
Ongoing response/ disease control
Ongoing treatment
IMA402 + Pembrolizumab

mOS	Not reached
mFU	8.8 mo
1-year OS rate	91%



100
50
0
OS [%]
Within RP2D range (≥10 mg), n=22
Below RP2D range (<10 mg), n=15
0
6
12
18
24
30
OS [months]

Data cutoff Jun 1, 2026

Ongoing patients were censored at the data cutoff for OS; OS rates were calculated using the Kaplan–Meier method. BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; ICI, immune checkpoint inhibitor; mDOR, median duration of response; mFU, median follow up; mOS, median overall survival; PD, progressive disease; (c)PR, (confirmed) partial response; RP2D, recommended phase 2 dose; SD, stable disease.

Prof. Dr. Dirk Schadendorf; Abstract #8465

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MADRID 2026 ESMO congress 11

Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. 12 Key Takeaways • TCR - based therapies enable immune recognition of intracellular tumor antigens presented by cell - surface HLA, expanding the therapeutic landscape beyond targets accessible to conventional immunotherapies • IMA402 is a novel TCR - based bispecific T - cell engager (TCER) targeting the cancer - associated antigen PRAME , a target expressed in more than 50 cancers • IMA402 demonstrates a favorable tolerability profile and encouraging initial antitumor activity across various indications, including melanoma HLA, human leukocyte antigen; ICI, immune checkpoint inhibitor; TCR, T cell receptor. Data cutoff Jun 1, 2026 In addition to IMA402 monotherapy, three ongoing cohorts of IMA402 with: MAGEA4/8 - directed TCER IMA401 Decitabine as potential PRAME enhancer Pembrolizumab or nivolumab/ relatlimab IMA402 Prof. Dr. Dirk Schadendorf ; Abstract #8465

Thank You – Trial Participants & Caregivers University Hospital Würzburg University Medical Center Utrecht Marien Hospital Düsseldorf Mühlenkreiskliniken Minden Klinikum Chemnitz Ev. Kliniken Essen - Mitte NCT Heidelberg University Hospital Regensburg University Medical Center Groningen Nuremberg General Hospital Leiden University Medical Center University Medical Centre Mannheim Comprehensive Cancer Center Ulm University Hospital Essen The Netherlands Cancer Institute University Cancer Center Leipzig University Hospital Magdeburg University Hospital TU Dresden Maps generated with ChatGPT - 5.6 Sol, 2026 University Hospital Erlangen UKGM Marburg Elbe Klinikum Buxtehude UKGM Gießen This study was funded by Immatics , Inc. Biostatistical support was provided by Yao Kou, MSc, with Immatics , Inc. Medical writing support was provided by Decera Clinical, funded by Immatics , Inc. Copies of this presentation obtained through QR, AR and/or text key codes are for personal use only and may not be reproduced without written permission of the authors Prof. Dr. Dirk Schadendorf ; Abstract #8465

APPENDIX Prof. Dr. Dirk Schadendorf ; Abstract #8465

Patient Disposition


Safety Population
N=126
Below RP2D range (n=52)
Ongoing early step dosing not yet reached target dose (n=3)
PRAME negative/not evaluable (n=23)
Safety Population
RP2D Range, PRAME+
n=48
Not evaluable for efficacy:
Did not have the opportunity of at least 3 months of follow-up (n=6)
LDH >1.5x ULN (n=2)
Efficacy Population[a]
n=40
Cutaneous melanoma: n=5
Ovarian cancer: n=2
sqNSCLC: n=2
PRAME[low]
n=9
PRAME[high]
n=31
Cutaneous melanoma: n=21
Uveal melanoma: n=1
Melanoma
n=22
Ovarian Cancer
n=6
Other
n=3
Endometrial cancer: n=2
Synovial sarcoma: n=1
IMA402 Monotherapy
n=20
IMA402 + Pembrolizumab
n=2

[a] Efficacy population: All patients treated within the RP2D range as of Mar 1, 2026 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive for PRAME, received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/10 mg, and 1 target dose), and had LDH ≤1.5x ULN.
LDH, lactate dehydrogenase; sqNSCLC, squamous non-small-cell lung cancer; RP2D, recommended phase 2 dose; ULN, upper limit of normal.

Data cutoff Jun 1, 2026

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MADRID 2026 ESMO congress 15

16 Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. Demographics in PRAME high Melanoma Prof. Dr. Dirk Schadendorf ; Abstract #8465 a Excludes patients with uveal melanoma due to different staging guidelines. n=1 below RP2D range missing due to missing data e nt ry. ECOG, Eastern Cooperative Oncology Group; ICI, immune checkpoint inhibitor; LDH, lactate dehydrogenase; ULN, upper limit of normal Data cutoff Jun 1, 2026 At RP2D Range (n=22) Below RP2D Range (n=15) 21 (9 5 ) 0 1 (5) 11 (73) 1 (7) 3 (20) Indication, n (%) Cutaneous melanoma Melanoma of unknown primary Uveal melanoma 5 7.5 (29 - 76) 62 (38 - 82) Age Median (range) 18 (82) 4 (18) 7 (47) 8 (53) ECOG performance status 0, n (%) 1, n (%) 5 (23) 6 (40) LDH at baseline >1xULN, n ( %) 8.0 (1.5 - 19.4) 6.7 (2.5 - 18.3) Baseline tumor burden Median target lesion sum of diameter (cm) (range) 3.5 (2 - 10) 7 (32) 3 (14) 6 (1 - 15) 6 (40) 1 (7) Tumor lesions Number of lesions, median (range) Liver metastases, n (%) Brain metastases, n (%) 4 (1 9 ) 1 7 (8 1 ) 0 1 1 (9 2 ) Metastatic staging, n (%) a IIIb/IIIc/IVM1a IVM1b/c/d Treatment Experience 3 (1 - 6) 2 (1 - 4) 4 (1 - 7) 2 (0 - 6) Prior lines of systemic treatment, median (range) Prior lines of ICI, median (range) 22 (100) 20 (91) 1 (5) 1 (5) 0 14 (93) 13 (87) 1 (7) 4 (27) 2 (13) Prior systemic treatments, n (%) ICI Ipilimumab + nivolumab Relatlimab + nivolumab TCR - based therapy PRAME - directed therapy

Safety Profile of IMA402 Monotherapy and IMA402 + Pembrolizumab

No additive toxicity was observed in patients treated with IMA402 + pembrolizumab

IMA402 Monotherapy (n=107)

Treatment-related AEs, n (%)[a]	All Grades	≥ Grade 3
Lymphopenia	46 (43)	36 (34)
Cytokine release syndrome	41 (38)	2 (2)
Arthralgia	35 (33)	2 (2)
Fatigue	29 (27)	0
ALT/AST increased	20 (19)	10 (9)
Pyrexia	17 (16)	0
Myalgia	16 (15)	1 (1)
Pruritus	16 (15)	0
Anemia	14 (13)	4 (4)
Rash	14 (13)	0
Gamma-glutamyltransferase increased	11 (10)	3 (3)
Nausea	10 (9)	1 (1)
Lipase increased	9 (8)	4 (4)
Abdominal pain	9 (8)	1 (1)
Diarrhea	8 (7)	0
Hypertension	4 (4)	3 (3)
Leukopenia	4 (4)	1 (1)
Vomiting	4 (4)	1 (1)
Neutropenia	2 (2)	2 (2)
Back pain	2 (2)	1 (1)
Blood creatinine increased	2 (2)	1 (1)
Pancreatitis	2 (2)	1 (1)
Stomatitis	2 (2)	1 (1)
Tumor pain	2 (2)	1 (1)
Urinary tract disorder	2 (2)	1 (1)
Acute kidney injury	1 (1)	1 (1)
Electrocardiogram abnormal	1 (1)	1 (1)
Herpes zoster	1 (1)	1 (1)
Immune-mediated arthritis	1 (1)	1 (1)
Liver function test increased	1 (1)	1 (1)
Tumour lysis syndrome	1 (1)	1 (1)

IMA402 + Pembrolizumab (n=19)[b]

Treatment-related AEs, n (%)[b]	All Grades	≥ Grade 3
Lymphopenia	10 (53)	8 (42)
Arthralgia	7 (37)	0
Cytokine release syndrome	5 (26)	0
Fatigue	3 (16)	1 (5)
ALT/AST increased	3 (16)	0
Anemia	3 (16)	0
Erythema	3 (16)	0
Arthropathy	2 (11)	0
Dry skin	2 (11)	0
Headache	2 (11)	0
Pruritus	2 (11)	0
Rash	2 (11)	0
Gamma-glutamyltransferase increased	1 (5)	1 (5)
Alopecia	1 (5)	0
Atrial fibrillation	1 (5)	0
Blood creatinine increased	1 (5)	0
Blood thyroid stimulating hormone decreased	1 (5)	0
Body temperature increased	1 (5)	0
Decreased appetite	1 (5)	0
Diarrhea	1 (5)	0
Dysgeusia	1 (5)	0
Herpes simplex reactivation	1 (5)	0
Hyponatraemia	1 (5)	0
Myalgia	1 (5)	0
Oedema	1 (5)	0
Oedema peripheral	1 (5)	0
Pyrexia	1 (5)	0
Thrombocytopenia	1 (5)	0
Tumour pain	1 (5)	0
Uveitis	1 (5)	0

[a] TRAEs: All treatment-emergent adverse events at least possibly related to IMA402 with grade 1-2 occurring in at least 8 patients for monotherapy (Incidence ≥7%), and all events with grade ≥3. One uncoded grade 1 AE ("spotting") is not included. Abdominal pain includes "Abdominal Pain" and "Abdominal Pain Upper"; Adverse events are coded using the MedDRA Version 26.0. Grades are determined according to National Cancer Institute CTCAE, version 5.0, except grades for cytokine release syndrome and immune cell-associated neurotoxicity syndrome are determined according to Lee et al., 2019; Neelapu et al., 2019 and tumor lysis syndrome which is determined according to Cairo and Bishop, 2004. Patients are counted only once per adverse event. [b] Out of 19 patients treated with IMA402 + pembrolizumab, 3 have ongoing early step dosing and did not yet reach their target dose and 6 did not have the opportunity of at least 3 months of follow-up. Of the remaining 10 patients, 3 were treated with IMA402 below 10 mg, 2 were PRAME negative, and 1 had LDH >1.5x ULN. ALT, alanine aminotransferase; AST, aspartate aminotransferase.

Data cutoff Jun 1, 2026

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Safety Profile of the Efficacy Population

IMA402 Efficacy Population ± Pembrolizumab (n=40)

Treatment-related AEs, n (%)[a]	All Grades	≥ Grade 3
Lymphopenia	19 (48)	16 (40)
Arthralgia	17 (43)	1 (3)
Cytokine release syndrome	15 (38)	0
Fatigue	14 (35)	1 (3)
ALT/AST increased	11 (28)	4 (10)
Myalgia	9 (23)	0
Gamma-glutamyltransferase increased	8 (20)	2 (5)
Anemia	7 (18)	1 (3)
Lipase increased	6 (15)	3 (8)
Amylase increased	6 (15)	0
Pruritus	6 (15)	0
Blood alkaline phosphatase increased	5 (13)	0
Diarrhea	5 (13)	0
Erythema	5 (13)	0
Pyrexia	5 (13)	0
Leukopenia	2 (5)	1 (3)
Back pain	1 (3)	1 (3)
Herpes zoster	1 (3)	1 (3)
Hypertension	1 (3)	1 (3)
Liver function test increased	1 (3)	1 (3)
Pancreatitis	1 (3)	1 (3)

[a] TRAEs: All treatment-emergent adverse events at least possibly related to IMA402 with grade 1-2 occurring in at least 4 patients (incidence ≥10%), and all events with grade ≥3. One uncoded grade 1 AE ("spotting") is not included. Adverse events are coded using the MedDRA Version 26.0. Grades are determined according to National Cancer Institute CTCAE, version 5.0, except grades for cytokine release syndrome and immune cell-associated neurotoxicity syndrome are determined to Lee et al., 2019; Neelapu et al., 2019 and tumor lysis syndrome which is determined according to Cairo and Bishop, 2004. Patients are counted only once per adverse event. ALT, alanine aminotransferase; AST, aspartate aminotransferase.

Data cutoff Jun 1, 2026

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MADRID 2026 ESMO congress 18

CRS Dynamics



• Favorable CRS profile with no >G2 CRS after first step dose
• Median CRS onset from first IMA402 infusion in days (range)c: 1 (0-33)
• Median duration of CRS in days (range)d: 2 (1-12)
Patients with CRS (%)a
100
90
80
70
60
50
40
30
20
10
0
G1
G2
G3
G4

Infusion	1	2	3	4	5+
Patients exposed	126	121	118	116	110
Actual dose received[b]	0.02-0.12 mg	0.02-0.5 mg	0.02-10 mg	0.02-45 mg	0.02-45 mg

Overall maximum CRS grade and interventions

IMA402 safety population, n (%)	126
Any grade CRS	**46 (37)**
Grade 1	38 (30)
Grade 2	6 (5)
Grade 3[e]	1 (1)
Grade 4[e]	1 (1)
Received tocilizumab and/or steroids	**14 (11)**
Tocilizumab only	6 (5)
Steroids only	4 (3)
Tocilizumab and Steroids	4 (3)

[a] Plot shows adverse events with onset during the specified infusion. [b] Step dosing was introduced during dose escalation at a dose of 0.36 mg. Optimized step dosing is now at 0.03 mg/0.3 mg/ 10 mg/target dose. [c] Onset per CRS event (n=64), recurrent events analyzed separately. [d] Duration per resolved CRS events at data cutoff (n=63), recurrent events analyzed separately. [e] 1 CRS G3 event at 0.03 mg starting dose only, completely resolved within 7d; 1 CRS G4 event at 0.08 mg starting dose only, no further CRS G4 events after step dose optimization. CRS, cytokine release syndrome.

Data cutoff Jun 1, 2026

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20 Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. Durability of IMA402 “ Pembrolizumab Across All Indications in Efficacy Population Prof. Dr. Dirk Schadendorf ; Abstract #8465 BOR, best overall response; BL, baseline; cCR , confirmed complete response; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease; sqNSCLC , squamous non - small cell lung cancer. Data cutoff Jun 1, 2026 Cutaneous melanoma Uveal melanoma Ovarian cancer Endometrial cancer sqNSCLC Synovial sarcoma BOR (RECIST 1.1) PD SD PR cPR cCR Ongoing response/ disease control Ongoing treatment IMA402 + Pembrolizumab n= 40

Responses to IMA402 ± Pembrolizumab in PRAME^{high} Melanoma

All patients with melanoma in the efficacy population received prior ICI (n=22)



100
75
50
25
0
-25
-50
-75
-100
IMA402 monotherapy
IMA402 + pembrolizumab
41
35
29
17
13
6
4
1
0
-7
-10
-11
-17
-22
-44
-65
-68
-70
-77
-81
-84
-100
BL
PR
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR
Ongoing response/ disease control
Ongoing treatment

	Melanoma		
	IMA402 ± Pembrolizumab (n=22)	IMA402 Monotherapy (n=20)	IMA402 + Pembrolizumab (n=2)
cORR	**32%** (7/22)	**30%** (6/20)	**1/2**

Data cutoff Jun 1, 2026

BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; ICI, immune checkpoint inhibitor; PD, progressive disease; (c)PR, (confirmed) partial response; RP2D, recommended phase 2 dose; SD, stable disease.

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Promising Initial PFS and OS in PRAME[high] Melanoma (n=22)

Initial survival data indicate promising overall survival across all treatment outcomes

Median PFS

mPFS (mo)	**3.1**
mFU (mo)	18.2
6mo-PFS rate	34%



Within RP2D range (≥10 mg), n=22
Below RP2D range (<10 mg), n=15
PFS [%]
100
50
0
0
6
12
18
24
30
PFS [months]

Median iPFS[a]

miPFS (mo)	**4.8**
mFU (mo)	6.9
6mo-iPFS rate	46%



iPFS [%]
100
50
0
0
6
12
18
24
30
iPFS [months]

Median OS

mOS (mo)	**Not reached**
mFU (mo)	8.8
1y-OS rate	91%



OS [%]
100
50
0
0
6
12
18
24
30
OS [months]

	PFS 0	6	12	18	24	30	iPFS 0	6	12	18	24	30	OS 0	6	12	18	24	30
<10mg, at risk (event)	15 (0)	1 (13)	0 (14)	0 (14)	0 (14)	0 (14)	15 (0)	2 (12)	0 (14)	0 (14)	0 (14)	0 (14)	15 (0)	12 (3)	8 (6)	3 (10)	1 (11)	0 (11)
≥10mg, at risk (event)	22 (0)	7 (14)	3 (16)	2 (17)	1 (17)	0 (17)	22(0)	8 (11)	3 (13)	2 (13)	1 (13)	0 (13)	22 (0)	15 (2)	7 (2)	2 (2)	1 (2)	0 (2)

[a] iRECIST, developed by the RECIST Working Group, adapts RECIST 1.1 definition for progression for immunotherapies by introducing unconfirmed (iUPD) and confirmed (iCPD) progression to account for atypical response patterns. Patients with iUPD not confirmed at a subsequent scan but turning into SD or response are not considered progressive according to iRECIST. PFS (according to RECIST 1.1) and iPFS (according to iRECIST), are prospectively defined co-secondary endpoints in the IMA402 trial protocol to provide a balanced view of efficacy. Ongoing patients were censored at the data cutoff for PFS, iPFS and OS; PFS, iPFS and OS rates were calculated using the Kaplan–Meier method. mFU, median follow up; mOS, median overall survival; mPFS, median progression-free survival; RP2D, recommended phase 2 dose; SD, stable disease.

Data cutoff Jun 1, 2026

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ESMO congress 22

PRAME Prevalences in Selected Indications


PRAME positive
PRAME negative
PRAME^{low}
PRAME^{high}
Cutaneous Melanoma
Uterine Carcinoma
Ovarian Carcinoma
PRAME mRNA expression, TCGA [TPM, log-scaled]

Indication	PRAME positive TCGA[a]	PRAME^{high} TCGA	PRAME^{high} based on actual in-house data
Cutaneous melanoma	95%	92%	>80% (n=136)
Uterine carcinoma	97%	95%	60%-95% (n=15)
Ovarian carcinoma	84%	64%	~60% (n=50)

[a] Data on file: PRAME target prevalence is based on TCGA RNAseq analysis using proprietary mass spec-guided initial expression threshold.
TCGA, The Cancer Genome Atlas.

Data cutoff Jun 1, 2026

Prof. Dr. Dirk Schadendorf; Abstract #8465

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MADRID 2026 ESMO congress 23

Outlook: Liquid Biopsy for Patient Selection

- Proprietary liquid biopsy assay for patient selection
- Few millilitres of blood sufficient
- Fast, sensitive and reliable detection of PRAME in blood
- Representative PRAME levels across all tumor lesions prior to treatment start



Best Overall Response
Efficacy Population IMA402 Monotherapy Only
Liquid biopsy assay score
p = 0.004#
n=36
Non-responder a
Responder a
BOR (RECIST 1.1)
PD
SD
PR
cPR
cCR

Data cutoff Jun 1, 2026

a Non-responder: PD, SD. Responder: PR, cPR, cCR. # Mann-Whitney U test
cCR, confirmed complete response; (c)PR, (confirmed) partial response; PD, progressive disease; SD, stable disease.

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Outlook: Decitabine as Potential PRAME Enhancer for Combination with IMA402

Pharmacologic upregulation of PRAME

Rationale:

Based on literature

- Increased PRAME expression and pHLA presentation
- Induction of type I IFN
  - Leading to HLA upregulation and modulation of tumor microenvironment
- Effects described in different indications

Selected Publications

Gutierrez-Cosío S, et al. *Leuk Res.* 2012;36(7)895-899

Gang AO, et al. *Blood Cancer J.* 2014;4(3):e197

Zhang W, et al. *Oncotarget.* 2016;7(29):45352-45369

Yao Y, et al. *PLoS One.* 2013;8(8):e70522

Topper MJ, et al. *Cell.* 2017;171(6):1284-1300

Goyal A, et al. *Nat Commun.* 2023;14(1):6731

Ortmann CA, et al. *Ann Hematol.* 2008;87(19):809-818

Stone ML, et al. *Proc Natl Acad Sci U S A.* 2017;114(51)

Chiappinelli KB et al. *Cell.* 2015;162(5):974–986

Based on preclinical data[a]



SCC25
Median CpC
Control
Low
Medium
High
Decitabine
OVCAR3
Median CpC
Control
Low
Medium
High
Decitabine

Decitabine increases PRAME copy numbers per cell

Decitabine enables PRAME targeted cytotoxicity through IMA402



EC50 = n.d.
SCC25
Control
Normalized Cytotoxicity [%]
125
100
75
50
25
0
w/o
10^{-1}
10^{0}
10^{1}
10^{2}
10^{3}
10^{4}
IMA402
EC50 = 319.4 pM
SCC25
+ Decitabine high
Normalized Cytotoxicity [%]
IMA402

Data cutoff Jun 1, 2026

[a]Data on file. SCC25: epithelial-like squamous cell carcinoma cell line. OVCAR3: Ovarian carcinoma cell line. CpC, copy number per tumor cell; EC50=n.d., half maximal effective concentration not determined; IFN, interferon

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Clinical Responses in PRAME^{high} Efficacy Population

Indication	No of prior treatment lines	List of prior treatment lines	Highest dose received [mg]	Baseline tumor burden [cm][a]	BOR (RECIST 1.1)	BOR [max % change of target lesions]	PFS [months]	Ongoing treatment
Cutaneous melanoma	3	Nivolumab Ipilimumab + nivolumab Lenvatinib + pembrolizumab	20	8.97	cCR	-100	18.2 (ongoing)	Yes
Ovarian carcinoma	3	Bevacizumab + chemotherapy (carboplatin, paclitaxel) Chemotherapy (carboplatin, pegylated liposomal doxorubicin, mitoxantron) Chemotherapy (carboplatin, cisplatin)	21.5	2.2	cPR	-100	8.4	No
Cutaneous melanoma	4	Pembrolizumab Ipilimumab + nivolumab Chemotherapy (dacarbazine) Ipilimumab + nivolumab	30	7.0	cPR	-84.3	13.8	Yes
Cutaneous melanoma	2	Ipilimumab + nivolumab Lenvatinib + pembrolizumab	30	4.4	cPR	-77.3	5.1	Yes
Uveal melanoma	3	Ipilimumab + nivolumab Nivolumab Tebentafusp	30	4.0	cPR	-70	28.1 (ongoing)	Yes
Cutaneous melanoma	3	Nivolumab Nivolumab Ipilimumab + nivolumab	12	9.6	cPR	-68.4	6.7 (ongoing)	Yes
Cutaneous melanoma	5	Nivolumab Ipilimumab + nivolumab Nivolumab[b] Chemotherapy (dacarbazine) Pembrolizumab	10 + pembrolizumab	10.0	cPR	-65.2	6.9 (ongoing)	Yes
Ovarian carcinoma	2	Bevacizumab + niraparib + chemotherapy (carboplatin, paclitaxel) Mirvetuximab soravtansine	45	13.5	cPR	-60.4	3.5 (ongoing)	Yes
Ovarian carcinoma	3	Bevacizumab + olaparib + chemotherapy (carboplatin, paclitaxel) Niraparib + chemotherapy (carboplatin, doxorubicin/caelyx) Chemotherapy (cisplatin, gemcitabine)	30	9.5	cPR	-50.5	4.6	No

[a] Median target lesion sum of diameter. [b] Bridging therapy.
BOR, best overall response; cCR, confirmed complete response; PFS, progression-free survival; cPR, confirmed partial response.

Data cutoff Jun 1, 2026

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Clinical Responses in PRAME^{high} Efficacy Population

Indication	No of prior treatment lines	List of prior treatment lines	Highest dose received [mg]	Baseline tumor burden [cm][a]	BOR (RECIST 1.1)	BOR [max % change of target lesions]	PFS [months]	Ongoing treatment
Cutaneous melanoma	3	IFNα Nivolumab Ipilimumab + nivolumab	30	5.4	cPR	-43.7	6.6	No
Cutaneous melanoma	3	Nivolumab Trametinib + dabrafenib Ipilimumab + nivolumab	30	3.1	PR	-80.6	2.8	No
Cutaneous melanoma	6	IFNα Ipilimumab + nivolumab Dabrafenib + trametinib Ipilimumab + nivolumab Chemotherapy (darcabacin)[b] Encorafenib + Binimetinib	30	17.5	SD	-21.7	1.4 (censored)	No
Cutaneous melanoma	3	Nivolumab Ipilimumab + nivolumab Lenvatinib + pembrolizumab	30	7.5	SD	-16.8	4.8	No
Cutaneous melanoma	1	Pembrolizumab + T-VEC + IL2	20 + pembrolizumab	1.5	SD	-10.6	3.1	Yes
Cutaneous melanoma	3	Pembrolizumab Ipilimumab + nivolumab TIL + Cy/Flu lymphodepletion	30	12.6	SD	-9.5	10.2	No
Cutaneous melanoma	4	Relatlimab + nivolumab Binimetinib + encorafenib Ipilimumab + nivolumab Dabrafenib + trametinib	12	6.0	PD	-6.7	1.5	No
Cutaneous melanoma	3	Pembrolizumab Ipilimumab + nivolumab Chemotherapy (darcabacin)	30	12.2	SD	0.8	4.6	No

[a] Median target lesion sum of diameter. [b] Bridging therapy.
BOR, best overall response; PFS, progression-free survival; (c)PR, (confirmed) partial response; SD, stable disease; T-VEC, talimogene laherparepvec; TIL, tumor-infiltrating lymphocyte.

Data cutoff Jun 1, 2026

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Clinical Responses in PRAME^{high} Efficacy Population

Indication	No of prior treatment lines	List of prior treatment lines	Highest dose received [mg]	Baseline tumor burden [cm][a]	BOR (RECIST 1.1)	BOR [max % change of target lesions]	PFS [months]	Ongoing treatment
Ovarian carcinoma	2	Olaparib + megace + chemotherapy (carboplatin, paclitaxel) Chemotherapy (doxorubicin, carboplatin, paclitaxel)	30	9.7	SD	3.1	2.6	No
Endometrioid carcinoma	5	Olaratumab + chemotherapy (doxorubicin) Chemotherapy (paclitaxel, carboplatin) Pembrolizumab Trastuzumab – deruxtecan Chemotherapy (paclitaxel)	20	6.8	SD	3.5	4.7	No
Cutaneous melanoma	4	Talimogen-laherparepvec + nivolumab Ipilimumab + nivolumab + chemotherapy (bleomycin) Ipilimumab + nivolumab + daroumun Ipilimumab + nivolumab	45	8.4	SD	3.6	2.6	No
Cutaneous melanoma	4	Pembrolizumab Ipilimumab + nivolumab IL2 Chemotherapy (dacarbazine)	30	8.7	SD	5.7	2.4	No
Cutaneous melanoma	2	Nivolumab Ipilimumab + nivolumab	30	19.4	SD	17.1	1.6	No
Synovial sarcoma	1	Chemotherapy (doxorubicin, isosfamide)	12	13.7	PD	-24.8	1.4	No
Cutaneous melanoma	3	Ipilimumab + nivoulamb Nivolumab IL2 + chemotherapy (cyclophosphamide, fludarabine)	20	2.1	PD	0	1.4	No
Endometrioid carcinoma	3	Chemotherapy (carboplatin, paclitaxel) Chemotherapy (carboplatin, paclitaxel) Lenvatinib + pembrolizumab	20	3.2	PD	9.4	1.4	No
Cutaneous melanoma	4	Nivolumab Trametinib + dabrefenib Nivolumab Ipilimumab + nivolumab	30	9.5	PD	12.6	1.4	No

[a] Median target lesion sum of diameter.
BOR, best overall response; PFS, progression-free survival; SD, stable disease; PD, progressive disease.

Data cutoff Jun 1, 2026

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Clinical Responses in PRAME^{high} Efficacy Population

Indication	No of prior treatment lines	List of prior treatment lines	Highest dose received [mg]	Baseline tumor burden [cm][a]	BOR (RECIST 1.1)	BOR [max % change of target lesions]	PFS [months]	Ongoing treatment
Ovarian carcinoma	4	Durvalumab + bevacizumab + olaparib + chemotherapy (carboplatin, paclitaxel) Chemotherapy (carboplatin, gemcitabine) Chemotherapy (carboplatin, pegylated liposomal doxorubicin) Raludotatug + chemotherapy (paclitaxel)	20	7.7	PD	20.8	1.4	No
Ovarian carcinoma	3	Bevacizumab + olaparib + chemotherapy (paclitaxel, carboplatin) Chemotherapy (carboplatin, pegylated liposomal doxorubicin) Mirvetuximab-soravtansine	30	10.5	PD	23.8	0.7	No
Cutaneous melanoma	1	Ipilimumab + nivolumab	30	11.2	PD	28.6	1.4	Yes
Cutaneous melanoma	4	Encorafinib + binimetinib Ipilimumab + nivolumab Ipilimumab + nivolumab Encorafinib + binimetinib	45	6.9	PD	34.8	1.4	No
Cutaneous melanoma	2	Pembrolizumab + IO102-103 Encorafenib + binimitinib	20	2.1	PD	41.1	1.4	No

[a] Median target lesion sum of diameter.
BOR, best overall response; PFS, progression-free survival; SD, stable disease; PD, progressive disease.

Data cutoff Jun 1, 2026

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